

July 7, 2010

By U.S. Mail and facsimile: (630) 875-7369

Michael L. Scudder
President and Chief Executive Officer
First Midwest Bancorp, Inc.
One Pierce Place
Suite 1500
Itasca, Illinois 60143

> **Re: First Midwest Bancorp, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Form 10-Q for the quarter ended March 31, 2010**
> **File Number 000-10967**

Dear Mr. Scudder:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009
Item. 1 Business

1. We note the disclosure on page 6 that you do not engage in non-commercial banking activities including loan securitizations. In addition, we note your disclosure on page 103 that during 2009 you securitized $25.7 million of real estate 1-4 family loans. Please reconcile these two statements for us and revise disclosure in future filings accordingly.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Loan Portfolio and Credit Quality
Non-Performing Assets and Potential Problem Loans, page 57

2.   We note disclosure on page 61 that your troubled debt restructurings (TDRs) have increased from $7.34 million as of December 31, 2008 to $40.57 million as of December 31, 2009. Further, we note per review of your Form 10-Q for the period ended March 31, 2010, that TDRs still accruing interest totaled $5.17 million. Please tell us as of March 31, 2010 and revise your future filings to disclose the following:

- Your policy regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status;
- The amount of TDRs that are considered impaired, the amount charged-off during the period, and any valuation allowance at period end related to the TDRs;
- To the extent you have several different types of programs offered to your customers (e.g., reduction in interest rates, payment extensions, forgiveness of principal, forbearance or other actions), include tabular disclosure of the amount of gross loans included in each of your loan modification programs, detailed by loan category and performing versus nonperforming status;
- Provide an enhanced narrative discussion addressing success with the different types of concessions offered; and
- Quantify the metrics used to evaluate success under the modification programs. For example, disclose the average re-default rates and balance reduction trends for each major program and discuss how you consider these success metrics in your determination of the allowance for loan losses.

3.   In addition, we note that $30.55 million of total restructured loans are still accruing interest at December 31, 2009 and $5.17 million at March 31, 2010. Please revise future filings to clearly and comprehensively discuss your nonaccrual policies for restructured loans, including clarifying if you have different policies for different loan types (Commercial Real Estate versus Consumer loans) and address the following:

- Disclose how you determine if the borrower has demonstrated performance under the previous terms and has shown the capacity to continue to perform under the restructured terms.
- For TDR's that accrue interest at the time the loan is restructured, tell us and disclose whether you generally charge-off a portion of the loan. If you do, please tell us how you consider this fact in determining whether the loan should accrue interest. If you continue to accrue interest, tell us in detail and disclose how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.

- Tell us and disclose if you revised any of your TDRs accounting policies based on the guidance included in the Policy Statement on Prudent Commercial Real Estate Loan Workouts released on October 30, 2009 and adopted by each financial regulator.

4. We note your policy disclosure on page 61 regarding your potential problem loans. In accordance with Item III.C.2 of Industry Guide 3 please disclose in future interim and annual filings the nature and extent of potential problem loans.

Reserve for Loan Losses, page 63

5. We note in your disclosure on page 63 that for the component of the reserve for loan losses based on historical loan loss experience, during the current fiscal year you changed your historic loss factor evaluation period from a 3-year weighted to the most recent 2-year period, giving more weight to losses in the current year. Please tell us and include in future filings the following:

- The financial statement impact of this change on your allowance and provision for loan losses in addition to the period this change occurred; and
- How you modified the weighting component of your historic loss factor. For example, in your previous methodology did you apply weight to losses in each year evenly or more weight to current year losses.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 3. Acquisition, page 97

6. We note the disclosure on page 97 that you accounted for all the loans acquired in the First DuPage acquisition under ASC Topic 310-30. Please tell us how you determined all of these loans had evidence of credit deterioration since origination for which it is probable that you will not collect all remaining contractually required payments and address the following regarding that accounting treatment:

- Tell us and revise your disclosures to more clearly identify the loans for which you applied this accounting model and to more clearly explain how you determined that the model was only applied to loans for which there is a discount that is attributable at least in part to credit quality. Refer to Interagency Supervisory Guidance on Bargain Purchases and FDIC- and NCUA-Assisted Acquisitions released on June 7, 2010.
- Tell us in detail and revise your future filings to more clearly disclose your accounting policies for establishing and assembling the pools of loans which were subject to this accounting model. Provide us with the parameters for

each of the pools created for loans acquired in this transaction and any other loans where you analogized to this accounting model.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

7. In future filings please provide the information required by Item 201(d) of Regulation S-K under Item 12 rather than Item 5. Please see Regulation S-K Compliance and Disclosure Interpretation 106.01 for additional information.

Risk Review, page 51

8. We note your disclosure as it relates to the required disclosure for companies that are TARP recipients. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis of your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Form 10-K for the Fiscal Year Ended December 31, 2009 and Form 10-Q/A for the Period Ended March 31, 2010
Exhibits 31.1 and 31.2

9. We note that your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K and Form 10-Q/A contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, the certifications add the word "annual" and "quarterly" in the first two paragraphs, respectively. In future filings please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Form 10-Q for the Quarter Ended March 31, 2010

10. Please revise your future filings to include page numbers in the filed periodic reports.

Part 1. Financial Information (Unaudited)
Financial Statements
Consolidated Statements of Financial Condition

11. We note you present the loans and other real estate owned covered by the shared-loss agreement for the First DuPage acquisition in a separate line item called "covered assets". Please revise future filings to include these loans, other real estate owned, and the FDIC receivable within their respective balance sheet classifications. For example, you may present a separate line item on the face of your balance sheet within your total loans titled "Loans – covered assets," but this balance should be before the "Allowance for loan losses" and "Net loans" subtotal.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 3. Securities

12.   We note your disclosure that the market value and amortized cost of your trust-preferred collateralized debt obligations portfolio is $12.18 million and $51.60 million at March 31, 2010. Considering the impairment charges taken on this portfolio in 2008, 2009, and in the quarter ended March 31, 2010, the significant judgment required to determine if a security is other than temporarily impaired, and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 320-10-50 (previously paragraphs 38 and 42 of FSP FAS 115-2 and FAS 124-2) and Item 303 of Regulation S-K. Therefore, for each trust preferred security with at least one rating below investment grade, please provide us and revise future annual and interim filings to provide a tabular disclosure including the following information as of the most recent period end:

- single-issuer or pooled,
- class,
- book value,
- fair value,
- unrealized gain/loss,
- lowest credit rating assigned to the security,
- number of banks currently performing,
- actual deferrals and defaults as a percentage of the original collateral,
- expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults), and
- excess subordination as a percentage of the remaining performing collateral.

Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful. Last, identify specifically which of the trust-preferred securities you took a credit-related impairment on for all periods presented, as applicable.

Note 6. Covered Assets

13.   We note your disclosure regarding your shared-loss agreements with the FDIC related to the acquisition of certain assets and assumption of certain liabilities of First DuPage. Please revise future filings to include the following in your disclosure regarding both the First DuPage and Peotone Bank acquisitions:

- How you determined the fair value of the "FDIC loss share receivable" amount, including citing the authoritative literature you used to support your accounting treatment.
- The assumptions considered in arriving at the originally recorded amounts, as well as assumptions considered in your subsequent accounting.
- If you considered the agreement in determination of your allowance.

14.   In addition, we note your disclosure that you acquired substantially all the assets of the $260 million former First DuPage Bank. Please revise future filings to include the applicable business combination disclosures required by ASC 805-10-50, 805-20-50, and 805-30-50 for the First DuPage Bank and future acquisitions. For example, include a tabular disclosure with the amounts recognized for each major class of assets acquired and liabilities assumed and the fair value adjustments made to these major classes.

Note 7. Material Transactions Affecting Stockholders' Equity

15.   We note your disclosure that your primary banking subsidiary sold $168.1 million of non-performing assets to the Company during March 2010. Please tell us and revise future filings to disclose the following:

- A discussion of how and why this transaction was consummated.
- How you accounted for this transaction and what impact this transaction had on the presentation of these assets in your consolidated financial statements.
- What impact this transaction had on the Bank's capital ratios.

Note 14. Fair Value

16.   We note your disclosure that for your collateral-dependent impaired loans and other real estate owned the fair value is based on a recent property valuation that can include current appraisal, market-quoted value, broker price opinions, and internal estimates. Please tell us and revise your future filings to disclose the following:

- How you determine which of the valuation methods to use in your measurement of impairment for collateral-dependent loans and other real estate owned.

- How often you obtain updated appraisals for your collateral dependent loans, both performing and non-performing (non-accrual and/or impaired). If this policy varies by loan type please disclose that as well.
- Describe any adjustments you make to the fair value calculated, including those made as a result of outdated appraisals.
- Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

17.   We note your disclosure that your other real estate owned is carried at the lower of the recorded investment or fair value less estimated selling costs. In addition, you disclose that you periodically review the carrying value of your other real estate owned and fair value is based on third party appraisals and internal estimates. Given the continued increase in other real estate owned and the identified risk that you may seek alternative sale strategies other than orderly disposition for these assets, please revise your disclosure in future filings to confirm that you perform procedures at each balance sheet date to estimate the fair value of other real estate owned in order to assess the carrying amount of such properties for impairment in accordance with your stated accounting policy. Please also clarify whether these valuations are determined by means of obtaining updated appraisals or by other internal valuation methodologies.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Loan Portfolio and Credit Quality

18.   Please revise your Item III of Industry Guide 3 disclosures in future filings to include covered and non-covered loans and other real estate owned.

Reserve for Loan Losses

19.   Please revise your allowance for loan losses roll forward in future filings to clearly show the effect the loss sharing agreements have on your provision for loan losses. For example, include a separate line item quantifying the provision before expected reimbursements from the FDIC.

20.   We note your disclosure that the loans and other real estate owned covered under a loss-sharing agreement are not reflected in any of the amounts or asset quality measures including ratios provided in your tabular disclosure. Please revise your future filings to present this information gross, including the FDIC covered assets, with transparent quantification of the amount of covered assets included as well as quantification of the impact the covered assets have on the data. For example, present as a separate line "covered – other real estate owned."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions on accounting matters to Lindsay Bryan at 202-551-3447, or to Amit Pande, Accounting Branch Chief, at 202-551-3423. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3698.

Sincerely,

Mark Webb
Legal Branch Chief